

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 14, 2011

Mike Ulrich
Vice President
The Bank of New York Mellon Trust Co., N.A., Trustee
919 Congress Avenue
Austin, Texas 78701

  Re: **Whiting USA Trust I**
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    File No. 001-34026

Dear Mr. Ulrich:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director